

02042117

14 June 2002

BRAMBLES INDUSTRIES PLC
CASSINI HOUSE 57-59 ST JAMES'S STREET
LONDON SW1A 1LD ENGLAND
TEL +44 (0)20 7659 6000
FAX +44 (0)20 7659 6001
www.brambles.com

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

Re: Brambles Industries plc
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully,

Sandra Walters
Assistant Company Secretary

PROCESSED

JUL 01 2002

THOMSON
FINANCIAL

REGISTERED IN ENGLAND NO. 4134697
REGISTERED OFFICE: CASSINI HOUSE 57-59 ST JAMES'S STREET LONDON

BRAMBLES ANNOUNCES SALE OF GARDNER PERROTT BUSINESS

Brambles Australia Limited has today agreed to sell its Gardner Perrott business, operating in Southern Queensland, New South Wales and Victoria, to Transpacific Industries Pty Ltd.

The sale price for the businesses represents a modest premium over net assets to Brambles before costs associated with the sale. The net assets of the businesses total approximately A$13.9 million. The sale, which is expected to be completed on 28 June 2002, will not have a material effect on the Group's earnings.

Gardner Perrott is in the business of industrial cleaning and industrial site facilities maintenance.

14 June 2002

_____

For further information, contact:

London

Media:	Richard Mountain, Financial Dynamics	+44 (0) 20 7831 3113
Investor and Other:	Sue Scholes, Head of Investor Relations	+44 (0) 20 7659 6012

Sydney

All Enquiries:	Ron Burke Group General Manager, Corporate Affairs Edna Carew	+61 (0) 2 9256 5255
	Group Manager Communications	+61 (0) 2 9256 5204

The Brambles Industries Group is globally headquartered in Sydney, Australia.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

   Brambles Industries plc

2) Name of shareholder having a major interest

   The Capital Group Companies, Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   On behalf of its affiliates

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   See list appended

5) Number of shares/amount of stock acquired

   N/A

6) Percentage of issued class

   N/A

7) Number of shares/amount of stock disposed

   Not advised

8) Percentage of issued class

   Not advised

9) Class of security

   Ordinary shares of 5p each

10) Date of transaction

    N/A

11) Date company informed

    29 May 2002

12) Total holding following this notification

    97,762,494

13) Total percentage holding of issued class following this notification

    13.51%

14) Any additional information

Notified that Capital Research and Management Company has decreased its holding from 5.40% to 4.93%

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of notification 29 May 2002

Details of Registered Holders

Capital Guardian Trust Company   4.90%

State Street Nominees Limited	5,618,600
Bank of New York Nominees	779,881
Chase Nominees Limited	14,616,778
BT Globenet Nominees Ltd.	197,000
Midland Bank plc	6,305,800
Bankers Trust	1,692,500
Barclays Bank, Barclays Global Securities Services	667,300
Citibank London	468,359
Nortrust Nominees	4,488,900
Royal Bank of Scotland	21,200
MSS Nominees Limited	50,000
Citibank NA	28,000
ROY Nominees Limited	40,500
Mellon Nominees (UK) Limited	477,790
Total	35,452,608

Capital International Limited   2.02%

State Street Nominees Limited	533,481
Bank of New York Nominees	1,427,491
Chase Nominees Limited	3,592,638
Midland Bank plc	225,600
Bankers Trust	2,984,269
Barclays Bank, Barclays Global Securities Services	152,700
Citibank London	96,426
Morgan Guaranty	252,945
Nortrust Nominees	2,645,096
Royal Bank of Scotland	39,500
MSS Nominees Limited	194,000
State Street Bank & Trust Co	253,186
Lloyds Bank	94,300
Citibank NA	42,600
Deutsche Bank AG	462,700
HSBC Bank plc	685,100
Northern Trust AVFC	220,400
KAS UK	36,715
Mellon Nominees (UK) Limited	299,000

Bank One London	298,180	
Clydesdale Bank plc	105,800	
Total	14,642,127	
Capital International S.A.		1.56%
State Street Nominees Limited	344,200	
Bank of New York Nominees	77,500	
Chase Nominees Limited	4,529,654	
Credit Suisse London Branch	83,000	
Midland Bank plc	1,296,300	
Barclays Bank, Barclays Global Securities Services	1,261,300	
Citibank London	36,000	
Nortrust Nominees	23,700	
Morgan Stanley	26,500	
Royal Bank of Scotland	2,598,526	
State Street Bank & Trust Co.	35,000	
National Westminster Bank	213,300	
Lloyds Bank	38,256	
RBSTB Nominees Ltd.	140,400	
Citibank NA	53,300	
Deutsche Bank AG	311,100	
HSBC Bank plc	189,140	
Total	11,257,176	
Capital International Inc.		0.10%
State Street Nominees Limited	128,498	
Bank of New York Nominees	97,586	
Midland Bank plc	35,500	
Deutsche Bank Mannheim	45,000	
Bankers Trust	19,000	
Citibank London	14,300	
Nortrust Nominees	290,000	
State Street Bank & Trust Co	82,000	
Deutsche Bank AG	30,000	
Total	741,884	
Capital Research and Management Company		4.93%
State Street Nominees Limited	4,031,993	
Chase Nominees Limited	31,636,706	
Total	35,668,699	

EuroPacific Growth Fund
          3.82%   27,636,706

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

   Brambles Industries plc

2) Name of shareholder having a major interest

   Putnam Investment Management, LLC and The Putnam Advisory Company, LLC

3) Please state whether notification indicates that it is in respect of
   holding of the shareholder named in 2 above or in respect of a
   non-beneficial interest or in the case of an individual holder if it is a
   holding of that person's spouse or children under the age of 18

   On behalf of clients of Putnam Investment Management, Inc. and Putnam
   Advisory Company, Inc.

4) Name of the registered holder(s) and, if more than one holder, the
   number of shares held by each of them

   Not advised

5) Number of shares/amount of stock acquired

   Not advised

6) Percentage of issued class

   Not advised

7) Number of shares/amount of stock disposed

   N/A

8) Percentage of issued class

   N/A

9) Class of security

   Ordinary shares of 5p each

10) Date of transaction

    Not advised

11) Date company informed

    13 June 2002

12) Total holding following this notification

    41,185,953

13) Total percentage holding of issued class following this notification

    5.69%

14)   Any additional information

      N/A

15)   Name of contact and telephone number for queries

      Sandra Walters - 020 7659 6039

16)   Name of authorised company official responsible for
      making this notification

      Lorraine Young, Company Secretary

      Date of notification - 13 June 2002